United States
Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.     Name of the Registrant:

         Astoria Financial Corporation

2.     Name of person relying on exemption:

         PL Capital, LLC

3.     Address of person relying on exemption:

         20 East Jefferson Avenue, Suite 22, Naperville, IL 60540

4.     Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1) [§ 240.14a-6(g)(1)]: